SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 4)(1)

                             ECC INTERNATIONAL CORP.
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                                (Name of issuer)

                          COMMON STOCK, $.10 PAR VALUE
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                         (Title of class of securities)

                                    268255106
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  May 24, 1999
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                                   Page 1 of 5
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   (1) The  remainder  of this cover  page  shall be filled out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 268255106                13D          Page 2 of 5 Pages
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================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  STEEL PARTNERS II, L.P.
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     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
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     3          SEC USE ONLY

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     4          SOURCE OF FUNDS*
                      WC
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     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
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     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
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 NUMBER OF          7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                     1,105,000
  OWNED BY
    EACH        ----------------------------------------------------------------
 REPORTING
PERSON WITH
                    8      SHARED VOTING POWER

                                 -0-
                ----------------------------------------------------------------
                    9      SOLE DISPOSITIVE POWER

                                 1,105,000
                ----------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      1,105,000
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
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     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      13.2%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      PN
================================================================================

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CUSIP No. 268255106                13D          Page 3 of 5 Pages
--------------------------                     ---------------------------------

================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                     WARREN LICHTENSTEIN
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     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      00
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
--------------------------------------------------------------------------------
 NUMBER OF          7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                     1,105,000
  OWNED BY
    EACH       -----------------------------------------------------------------
 REPORTING
PERSON WITH
                    8      SHARED VOTING POWER

                                 - 0 -
               -----------------------------------------------------------------
                    9      SOLE DISPOSITIVE POWER

                                 1,105,000
               -----------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                                 - 0 -
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      1,105,000
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          13.2%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                       IN
================================================================================

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CUSIP No. 268255106                13D          Page 4 of 5 Pages
--------------------------                     ---------------------------------


         The following constitutes Amendment No. 4 the Schedule 13D filed by the undersigned (the "Amendment No. 4"). This Amendment No. 4 amends the Schedule 13D as specifically set forth.

Item 4 is hereby supplemented by adding the following thereto:

Item 4.  Purpose of Transaction.

                  The Reporting Persons purchased the shares of Common Stock based on the Reporting Persons' belief that the shares at current market prices were undervalued and represent an attractive investment opportunity. On October 9, 1998, the Reporting Persons entered into a Joint Filing Agreement, reflecting their agreement to form a group and to seek to have one or more of its representatives appointed to the Board of Directors of the Issuer. The Reporting Persons have now decided that they no longer wish to seek to act as a group in order to have representatives appointed to the Board of Directors of the Issuer, nor do they presently contemplate any action that would otherwise require the Reporting Persons to continue to be considered a group under applicable securities laws. Therefore, the Reporting Persons have terminated the Joint Filing Agreement. Each of the Reporting Persons reserves the right to take such other actions in the future, or propose such other matters for consideration and approval by the Issuer's stockholders or the Board of Directors as has been previously set forth in the original Schedule 13D filing. In addition, Warren Lichtenstein, the beneficial owner of all Shares of Common Stock of Steel
Partners, is in discussions with the Issuer relating to his potential appointment to the Board of Directors of the Issuer, however, no agreement or understanding has been reached with the Issuer concerning such appointment.

Items 5(a), (b) and (e) are hereby amended to read as follows:

Item 5.  Interest in Securities of the Issuer.

                  (a) and (b) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 8,363,603 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

                  As of the close of business on May 21, 1999, Steel Partners II beneficially owns 1,105,000 Shares of Common Stock, constituting approximately 13.2% of the Shares outstanding. Mr. Lichtenstein beneficially owns 1,105,000 Shares, representing approximately 13.2% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 1,105,000 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

                  (e) As a result of the termination of the Joint Filing Agreement on May 24, 1999, Jack Howard and Kathryn Howard are no longer deemed to be the beneficial owner of more than 5% of the Issuer.

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CUSIP No. 268255106                13D          Page 5 of 5 Pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: May 24, 1999                  STEEL PARTNERS II, L.P.

                                     By:  Steel Partners, L.L.C. General Partner

                                     By: /s/ Warren G. Lichtenstein
                                         ---------------------------------------
                                         Warren G. Lichtenstein
                                         Chief Executive Officer

                                     /s/ Warren G. Lichtenstein
                                     -------------------------------------------
                                         WARREN G. LICHTENSTEIN


                                      *
                                     -------------------------------------------
                                      JACK L. HOWARD


                                      *
                                     -------------------------------------------
                                      KATHRYN HOWARD


                                    /s/ Warren G. Lichtenstein
                                    -------------------------------------------
                                        WARREN G. LICHTENSTEIN
                                    * Attorney-in-fact